

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 29, 2009

Dirk L. Benschop
Teleconnect Inc.
Oude Vest 4
Breda
The Netherlands 4811 HT

   **Re: Teleconnect Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed April 8, 2009, as amended August 28, 2009 and October 27, 2009
    File No. 000-30611**

Dear Mr. Benschop:

  We have completed our review of your preliminary proxy statement and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director